Exhibit 99.1

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

News Release - 1	October 31, 2018

Outcome of the Board Meeting: Audited Standalone Financial Results and Unaudited Consolidated Financial Results of the Company for the quarter ended September 30, 2018

With further reference to our filing dated October 10, 2018, please be informed that the Board of Directors, at their Board Meeting held today have taken on record the Audited Standalone Financial Results along with Auditor’s Report and the Unaudited Consolidated Financial Results along with Limited Review Report, for the second quarter ended September 30, 2018, which are attached herewith.

Enclosed are the said results and the Reports of the Auditors’ along with the Press Release on the said results issued by the Company. These results are being made available on the Company’s website at www.tatamotors.com/investor/results-press-releases/.

The Board meeting commenced at 11:30 a.m. and concluded at 3:15 p.m. (IST).